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                                                                                                            OMB APPROVAL
                                    U.S. SECURITIES AND EXCHANGE COMMISSION                         -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                           0-6457
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

     For Period Ended: December 31, 1997                                                             -----------------------------

     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

MCI COMMUNICATIONS CORPORATION
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Full Name of Registrant

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Former Name if Applicable

1801 PENNSYLVANIA AVENUE, NW
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Address of Principal Executive Office (Street and Number)

WASHINGTON, DC 20006
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|         | (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable
        |     effort or expense;
        |
  |X|         | (b) The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  |X| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Annual Report on Form 10-K for the fiscal year ended December 31, 1997 cannot be filed within the prescribed time period due to the reasons set forth below. MCI Communications Corporation ("MCI") is currently in discussions with the staff of the Securities and Exchange Commission ("SEC") concerning the accounting treatment for the timing of certain charges taken by MCI in the fourth quarter 1997. Due to these ongoing discussions with the SEC, MCI cannot complete its December 31, 1997 financial statements by the filing date, nor can its independent accountants, Price Waterhouse LLP, issue its opinion on such financial statements (see Price Waterhouse LLP statement attached as Appendix A to this form).

SEC 1344 (6/94)

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David M. Case                                          703                         414-9090
    --------------------------------------------  -------------------------------  -------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



MCI reported net income of $1,202 million or $1.73 per share for the year ended December 31, 1996. As reported under Item 5 to its Current Report on Form 8-K dated February 2, 1998, in a press release dated January 29, 1998, the company reported unaudited net income of $2 million or $0.00 per share for the year ended December 31, 1997.

====================================================================================================================================

                         MCI COMMUNICATIONS CORPORATION
             ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 1998                      By:    /s/ David M. Case
                                                ----------------------------
                                                    David M. Case
                                                    Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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APPENDIX A



April 1, 1998

Mr. David M. Case
Vice President and Controller
MCI Communications Corporation
601 South 12th Street
Arlington, Virginia  22202

Dear Dave:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of MCI Communications Corporation ("MCI") on or before the date the Form 10-K of MCI for the year ended December 31, 1997 is required to be filed.

Yours very truly,

/s/ PRICE WATERHOUSE LLP
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PRICE WATERHOUSE LLP